

February 7, 2011

Mr. Gil Boosidan
Chief Executive Officer
Suspect Detection Systems, Inc.
150 West 56th Street, Suite 4005
New York, NY 10019

    Re: **Suspect Detection Systems, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed April 14, 2010
           Form 10-K/A Am.1 for the Fiscal Year Ended December 31, 2009
           Filed January 14, 2011
           Form 10-Q for Quarter Ended September, 2010
           Filed November 15, 2010
           File No. 00-52792

Dear Mr. Boosidan:

      We have reviewed your response letter dated January 14, 2011 and have the following comments. As noted in our comment letter dated August 23, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for the fiscal year ended December 31, 2009

General

1. In the future filing please include an explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment and the correction of an accounting error.

(3) Restatement, page F-11

2. Please revise your footnote to provide the full disclosure requirements for the correction of an accounting error beginning at FASB ASC 250-10-50-7. Further, it remains unclear how your accounting for the initial 51% acquisition in SDS- Israel and the subsequent 7% acquisition in this entity complies with GAAP. Please refer to comments three and four immediately below.

(9) Business Combination, page F-15

3. We note your response to our prior comment two and your amended footnote on page F-15. Please explain to us how you fair valued the 49% noncontrolling interest in SDS-Israel. In this regard, you are required under FABS ASC 805 to recognize the fair value of the 49% noncontrolling interest in SDS-Israel. Further, goodwill should be recorded pursuant to FASB ASC 805-30-30-1. Please amend your filing, or advise us how the initial calculation of the noncontrolling interest balance is reasonable under GAAP.

4. We note your response to our prior comment two regarding the accounting treatment for the subsequent acquisition of an additional seven percent on July 9, 2009. We reiterate that subsequent increases or decreases of interests that do not result in a change in control are accounted for as equity transactions. In this regard, the parent will not record any additional acquisition adjustments to reflect its subsequent purchases of additional shares in a subsidiary if there is no change in control. Instead, the carrying amount of the NCI will be adjusted to reflect the change in the noncontrolling ownership interest in the subsidiary. Any difference between the amount by which the noncontrolling interest is adjusted and the fair value of the consideration paid or received is recognized in equity and attributed to the equity holders of the parent. It is unclear why there were adjustments made to goodwill and where the $186,435 adjustment to noncontrolling interest is reflected on the statement of stockholders' equity. Refer to FASB ASC 810-10-45-23 for further guidance. Please advise, or revise your financial statements accordingly.

5. We note your response to our prior comment three and noted the net loss of SDS Ltd. of ($753,182) for the year ended December 31, 2009 and a net loss of ($107,073) for the three months ended September 30, 2010 representing 53% and 64%, respectively, of your consolidated net loss. Please explain whether there are additional subsidiaries that are consolidated and included within your results. Please provide an explanation for the remainder of results that contributed to a net loss of ($1,419,369) and ($167,370) for the year ended December 30, 2009 and the three months ended September 30, 2010. Please also discuss the revenues and expenses generated by each of your subsidiaries within management's discussion and analysis. If applicable, please also revise footnote Note 1 to your financial statements.

Item 9A. Controls and Procedures, page 6

6. We note your response to our prior comment four. Given the restatement of your financial statements and the accounting errors made with respect to the acquisition of SDS-Israel we remain uncertain how you concluded your disclosure controls and procedures and your internal controls over financial reporting are effective. Please revise.

Exhibit 31.1

7. In future filings when an amendment has been made, in the opening paragraph please reference Form 10-K/A.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief